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VAN KAMPEN INVESTMENTS
      SHINE


                         1838 INTERNATIONAL EQUITY FUND


                            NOTICE OF SPECIAL MEETING


A special meeting of shareholders of 1838 International Equity Fund, a series of 1838 Investment Advisors Funds, was held on December 5, 2005 and has been adjourned to allow time to solicit additional votes in connection with the proposal as outlined in the Notice of Special Meeting of Shareholders previously mailed to you. The adjourned meeting will be held at 2:00 p.m. Central Time on December 12, 2005 at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, Illinois.

YOUR VOTE IS IMPORTANT AND YOUR PARTICIPATION IN THE AFFAIRS OF YOUR FUND DOES MAKE A DIFFERENCE.

The purpose of the Meeting is to seek shareholder approval to approve an Agreement and Plan of Reorganization pursuant to which 1838 International Equity Fund would (i) transfer all of its assets and stated liabilities to Van Kampen International Growth Fund in exchange for Class I shares of Van Kampen International Growth Fund (ii) distribute such shares to its shareholders and
(iii) dissolve

WITH JUST A FEW DAYS REMAINING TO THE ADJOURNED MEETING, YOUR PROMPT ATTENTION TO CASTING YOUR BALLOT IS APPRECIATED. To record your vote immediately, may we suggest that you use the Internet or telephone. Instructions for using either of these expedited voting methods are printed on the enclosed proxy ballot. Additionally, the required control number for either of these methods is printed on the proxy card. If you prefer to vote by mail, simply complete the enclosed proxy card and return it in the postage paid envelope provided.

If you have any questions, please do not hesitate to contact the Van Kampen Client Relations Department at 1-800-341-2929.

We appreciate your careful and prompt consideration of this matter.


The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800)341-2929 or on the SEC's web site at www.sec.gov.